

2023 REPORT

Kartorium

Dear investors,

Hello, investors! It's now been over a year since you backed our crowdfunding campaign, and our upward trajectory continues. Having doubled our previous year's revenue last year, we have already quadrupled that number with current contracts for this year. We now have clients in energy, facility maintenance, and mining, and we have expanded outside of Alaska! We are shifting resources into full-time business development to continue our push into broader markets, as we've solidified our product and understand very well now the value we offer.

We need your help!

Because of the abundance of project revenue, it's now unclear whether we will raise more investment in the next few years. Either way, we will keep you updated on our progress as we march toward an acquisition and a return on all of your investments. Thanks for being part of the journey! Please reach out if you have any questions about our progress or plans for the coming months.

Sincerely,

Jay Byam

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

Our 2023 revenue was more than double than that of 2022.

We acquired high quality clients which paid for their implementations out of their own budgets, rather than using grant money.

We have continued to improve our product offering and our online presence, positioning Kartorium for a general access release.

☹ The Bad

The majority of the work for the large Department of Energy project, expected to be completed last year, was pushed off into 2024.

We experienced multiple stretches of working capital shortages while waiting for projects to begin, requiring us to take out loans.

We made investments in business development that had no return, requiring us to shift our focus.

2023 At a Glance

January 1 to December 31



$271,999 **+139%**

Revenue



-$123,397

Net Loss



$72,095

Short Term Debt



$50,000

Raised in 2023



$33,926

Cash on Hand
As of 03/19/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

- US$113,856
- US$271,999
- -US$331,384
- -US$123,397

2022   2023

Net Margin: -45%   Gross Margin: 0%   Return on Assets: -420%   Earnings per Share: -$111.17   Revenue per Employee: $54,400

Cash to Assets: 70%   Revenue to Receivables: 100   Debt Ratio: 245%

📄 Karta_Software_Financials.pdf   📄 Kartorium_Financials_-_2023.pdf

We ❤️ Our 26 Investors

Thank You For Believing In Us

Brenda Hewitt	49th State Angel Fund	Hatem Rowaihy	Jed Cress	Sha' Jackson	Sherwood Byam
Zak Erving	Joel Fagre	Scott Anderson	Carl Swanson	Juneau Economic Development...	Liam Zsolt
Dennis Cade Anderson	Evan Fried	Joel Turman	Levi Anderson	Shawn Davis	Ana Kaiser
Carson Kress	Scott Bell	Leah Byam	Linda Janes	Eva Varadi	Sky Carver
Erik Williams					

Thank You!

From the Kartorium Team



Jay Byam 💼

Founder & CEO

Jay is a former senior software consultant and developer with experience working on 3D, AR and VR projects for large Fortune 500 companies including Amazon and...

Details

The Board of Directors

Director	Occupation	Joined
Jay Byam	CEO @ Kartorium	2021

Officers

Officer	Title	Joined
Jay Byam	President Treasurer CEO	2021
Colton Anderson	Co-founder	2021

Voting Power ❓

Holder	Securities Held	Voting Power

Holder	Securities Held	Voting Power
Jay Byam	660 Common stock	59.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2021	$250,000	Common Stock	Section 4(a)(2)
08/2022	$50,000		Section 4(a)(2)
10/2022	$126,000		4(a)(6)
05/2023	$25,000		Section 4(a)(2)
06/2023	$25,000		Section 4(a)(2)
03/2024	$30,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/09/2022	$50,000 ❓	6.0%	20.0%	$3,500,000	08/09/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Sherwood and Deborah Byam	05/30/2023	$25,000	$15,933 ❓	6.0%	12/31/2024	Yes
Sherwood and Deborah Byam	06/27/2023	$25,000	$26,097 ❓	6.0%	12/31/2024	Yes
Sherwood and Deborah Byam	03/07/2024	$30,000	$30,064 ❓	10.0%	12/31/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	2,500	1,110	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Early in our growth, we are trusting in project revenue and relatively small amounts of funding will be enough for us to grow to the point of scaling month-over-month. That transition has not yet occurred, and we may never be able to achieve it.

Server-side rendering is a technical improvement we're expecting to add to our platform to significantly improve support of much larger files. There is a risk that this functionality is not technically feasible for our team.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

Our platform relies on a number of third party libraries and paid tools. We expect that these dependencies will continue to be available, but there is a risk we will need to replace one of our core dependencies for one reason or another. Also, One of our business assumptions is that 3D reality capture will continue to get easier, better, and cheaper. Our software requires 3D models as input and the basis for getting value from the platform. The harder this is to do, the harder it will be for us to scale.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors include major 3D and digital twin companies worldwide, including Esri, Matterport, and Prevu3D. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing dating apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is an early stage company organized on January 1, 2021. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better

funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

Restrictions on Transfer.

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our shares that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Kartorium, Inc.

Delaware Corporation
Organized January 2021
5 employees
2221 E Northern Lights Blvd
Ste 121
Anchorage AK 99508 https://kartorium.com

Business Description

Refer to the Kartorium profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kartorium is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄